UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Neuraxis, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

64134X201

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on the following pages)

CUSIP No. 64134X201	13G

1	NAMES OF REPORTING PERSONS Brian P. Hannasch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 545,753 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 545,753 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,753 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 12,852 shares of common stock of Neuraxis, Inc. (the “Issuer”) issuable upon the exercise of currently exercisable warrants held by Mr. Hannasch (the “Warrant Shares”).

(2)	Based on 5,289,514 outstanding shares of the Issuer’s common stock as of November 13, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2023, filed with the Securities and Exchange Commission on November 20, 2023, plus the Warrant Shares.

Item 1.

(a)	Name of Issuer

Neuraxis, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

11550 N. Meridian Street, Suite 325

Carmel, Indiana 46032

Item 2.

(a)	Name of Person Filing

Brian P. Hannasch

(b)	Address of Principal Business Office or, if none, Residence

8815 W. State Road 46

Carmel, Indiana 47201

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number

64134X201

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount Beneficially Owned

545,753 shares (1)

(b)	Percent of Class

10.3% (1)(2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

545,753 shares (1)

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

545,753 shares (1)

(iv)	Shared power to dispose or to direct the disposition of

0 shares

(1)	Includes 12,852 shares of Common Stock issuable upon the exercise of currently exercisable warrants held by Mr. Hannasch (the “Warrant Shares”).

(2)	Based on 5,289,514 outstanding shares of the Common Stock as of November 13, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2023, filed with the Securities and Exchange Commission on November 20, 2023, plus the Warrant Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2024

By:	/s/ Brian P. Hannasch
Brian P. Hannasch